Exhibit 99.1

OMITTED INFORMATION IS THE SUBJECT OF A REQUEST FOR CONFIDENTIAL TREATMENT PURSUANT TO RULE 24B-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

License and Cooperation Agreement
FOR
PERIFOSINE

by and between

Zentaris AG
Weismüllerstr. 45
60314 Frankfurt am Main
Germany

- herein “Zentaris” -

and

AOI Pharma, Inc.
750 Lexington Avenue, 26th Floor
New York, New York 10022

USA

- herein “AOI” -

WITNESSETH:

Whereas, Zentaris is the owner of certain patents and know-how relating to a compound known as “Perifosine”;

Whereas, AOI desires to obtain certain licenses from Zentaris to develop and commercialize Perifosine under the aforesaid patents and know-how, and Zentaris is willing to grant to AOI such licenses;

Now, Therefore, in consideration of the foregoing, the parties to this Agreement do agree as follows:

1.                                      Definitions

For purposes of this Agreement, the following terms shall have the following meanings:

1.1                                 “Affiliate” shall mean and include in relation to each Party, any person, firm, corporation or other entity: (i) if at least fifty percent (50%) of the voting stock or other equity interest thereof is owned, directly or indirectly, by that Party; (ii) which owns, directly or indirectly, at least fifty percent (50%) of the voting stock or other equity interest of that Party; or (iii) if at least fifty percent (50%) of the voting stock or other equity interest thereof is owned, directly or indirectly, by a person, firm, corporation or other entity that owns, directly or indirectly, at least fifty percent (50%) of the voting stock or other equity interest of that Party.

1.2                                 “Agreement” shall mean this agreement and all Exhibits attached hereto, and the terms “herein”, “hereunder”, “hereto” and such similar expressions shall refer to this Agreement.

1.3                                 “Confidential Information” shall mean and include all know-how, data and information, not in the public domain, relating to the Contract Products or Perifosine, the Field, or the business, affairs, research and development activities, results of clinical trials, national and multinational regulatory proceedings and affairs, finances, plans, contractual relationships and operations of the Parties.

1.4                                 “Contract Products” shall mean and include all pharmaceutical products, whether as mono-preparations or combination-preparations, with Perifosine as an active ingredient, for use in the Field, in any form of administration whatsoever, where the development, manufacture, use, sale, offer for sale, or importation thereof by or for AOI is covered by a Valid Claim of Zentaris’ Patent Rights.

1.5                                 “Co-ordination Committee” shall mean the committee established pursuant to Section 5 hereof.

1.6                                 “CRADA” shall mean the Cooperation Research and Development Agreement (CACR-0774) prepared by the Technology Development and Commercialization Branch of the National Cancer Institute regarding the clinical development of Perifosine.

1.7                                 “Development Data” shall mean reports of clinical studies and all other documentation containing or embodying any pre-clinical, clinical and CMC data relating to the application for Regulatory Approval for the Contract Products and/or Perifosine or the use of the Contract Products and/or Perifosine in the Field, including, but not limited to, registration dossiers.

1.8                                 “Effective Date” of this Agreement shall mean the date on which this Agreement is executed by the duly authorized representatives of each of the parties hereto.

1.9                                 “Field” shall mean the development and commercialization of Perifosine and Contract Products for human therapeutic use.

1.10                           “First Commercial Sale” shall mean in relation to each country within the Territory, first sale by AOI or its Affiliates, licensees, or distributors of any of the Contract Products for use in any of the indications in the Field in that country, after obtaining all of the applicable Regulatory Approvals.

1.11                           “Improvements” to the Contract Products or Perifosine shall mean and include any and all Inventions, and any and all changes, modifications and amendments to Zentaris’ Know-How which: (i) improve the performance or efficacy of the Contract Products or Perifosine; (ii) reduce any side effects, drug interactions or other adverse effects of the Contract Products or Perifosine; or (iii) reduce the cost and/or increase the efficiency or productivity of the manufacturing and production processes for the Contract Products or Perifosine.

1.12                           “Insolvency Event” shall mean any event whereby a party: (i) becomes insolvent or bankrupt; (ii) makes an assignment for the benefit of its creditors; (iii) has a trustee or receiver for all or a substantial part of its property appointed; or (iv) has any case or proceeding or other action commenced or taken against or by it in bankruptcy or otherwise seeking reorganization, liquidation, dissolution, winding-up, arrangement, composition or readjustment of its debts or any relief under any bankruptcy, insolvency, reorganization or other similar act or law of any jurisdiction now or hereinafter in effect.

1.13                           “Inventions” shall mean and include any and all inventions and discoveries which are, or may be, patentable or otherwise protectable under the patent or other intellectual property laws of any country, which relate to Perifosine and the Contract Products, and which are conceived, discovered or reduced to practice during the continuance of this Agreement.

1.14                           “NCI” shall mean the National Cancer Institute, Rockville, Maryland, United States of America.

1.15                           “Net Sales” shall mean the amount invoiced by AOI, its Affiliates, its licensees, sublicensees or distributors on account of sales of Contract Products to Third Parties in the Territory, less the following deductions to the extent (except in the case of (v) below) actually allowed or specifically allocated to the Contract Products by the selling party using generally accepted accounting standards:

(i)                                     sales and excise taxes and duties paid or allowed by the selling party and any other governmental charges imposed upon the production, importation, use or sale of such Contract Products;

(ii)                                  trade, quantity and cash discounts allowed on Contract Products;

(iii)                               allowances or credits to customers on account of rejection or return of Contract Products or on account of retroactive price reductions affecting such Contract Products;

(iv)                              Contract Product rebates and Contract Product charge backs including those granted to managed-care entities;

(v)                                 freight and insurance costs, if they are included in the selling price for the Contract Products invoiced to Third Parties, provided always that such deduction shall not be greater than the balance between the selling price actually invoiced to the Third Party and the standard selling price which would have been charged to such Third Party for such Contract Products exclusive of freight and insurance in the respective country or in a comparable country; and

(vi)                              fifty percent (50%) of any write-offs for bad debt.  The same applies, if an Insolvency Event occurs to a sublicensee or a customer of AOI.

For the avoidance of doubt, for each Contract Product the Net Sales shall be calculated only once for the first sale of such Contract Product by either AOI, its Affiliate, its sublicensee or its distributor, as the case may be, to a Third Party which is neither an Affiliate, sublicensee or distributor of AOI.  A sale of Contract Products by AOI, its Affiliate, its sublicensee or its distributor to a wholesaler shall be regarded as the first sale of the Contract Product for the purpose of calculating Net Sales.

1.16                           “Party” or “Parties” shall mean AOI or Zentaris, or AOI and Zentaris, whichever the context admits.

1.17                           “Perifosine” shall mean the compound described in Exhibit 1.17 hereto, which may be covered by one or more of Zentaris’ Patent Rights, as listed in Exhibit 1.24 hereto, for use in the Field.

1.18                           “Regulatory Approvals” shall mean and include all licenses, permits, authorizations and approvals of, and all registrations, filings and other notifications to, any governmental agency or department within the Territory, including, without limitation, the United States Food and Drug Administration, necessary or appropriate for the manufacture, production, distribution, marketing, sale and/or use of the Contract Products or Perifosine within the Territory.

1.19                           “Relevant Information” shall mean all information in Zentaris’ possession or known to Zentaris that a reasonably diligent person in evaluating Perifosineor Contract Products would consider important in determining whether or not to in-license Perifosine or Contract Products, including without limitation, pre-clinical data, clinical data, data from any toxicology studies, information related to the manufacturing of Perifosine or Contract Products, information relating to the patent protection surrounding Perifosine or Contract Products as well as regulatory status and correspondence with regulatory agencies.

1.20                           “Territory” shall mean and include the United States and its protectorates, Canada, and Mexico.

1.21                           “Third Party” shall mean any other party that is independent from AOI and its Affiliates and Zentaris and its Affiliates.

1.22                           “Valid Claim” shall mean (i) a claim of an issued and unexpired patent included within Zentaris’ Patent Rights, which claim has not been held invalid in a final decision of a court of competent jurisdiction from which no appeal may be taken and which has not been disclaimed or admitted to be invalid or unenforceable through reissue or otherwise or (ii) a claim of a pending patent application that is not pending more than ten (10) years from its priority or effective filing date.

1.23                           “Zentaris’ Know-How” shall mean and include all specifications, results of clinical trials, technical data and other information relating to the design, formulation, manufacture, production, quality control, Regulatory Approvals, distribution, sale and/or use of Contract Products or Perifosine, to which Zentaris has rights as at the Effective Date. Without limiting the generality of the definition set forth in this Section 1.23, Zentaris’ Know-How is described in more detail in Exhibit 1.23 hereto.

1.24                           “Zentaris’ Patent Rights” shall mean patents, patent applications, divisions, continuations, continuation-in-part applications, divisionals, extensions, substitutions, renewals, confirmations, supplementary protection certificates and reissues or re-registrations that (a) are owned or controlled by Zentaris relating to, embodied in, or associated with Perifosine and/or the Contract Products;or (b) any Improvements (other than Improvements developed by Zentaris, which are covered by Section 7.1), to the extent that Zentaris has the right to include such Improvements within the terms of this Agreement.  Without limiting the generality of the definition set forth in this Section 1.24, Zentaris’ Patent Rights are listed in more detail in Exhibit 1.24 hereto, which shall be updated from time to time.

2.                                      Grant and Scope of License

2.1                                 Zentaris hereby grants to AOI, and AOI hereby accepts an exclusive license to use Zentaris’ Patent Rights and Zentaris’ Know-How in the Territory to develop, have developed, manufacture, have manufactured, use, have used, sell, have sold, offer for sale, have offered for sale, import, or have imported, Perifosine and Contract Product, in accordance with the terms and conditions, and subject to the limitations of this Agreement.

2.2                                 AOI shall be entitled to sublicense all or any of its rights under this Agreement to any Affiliate and, in respect of the manufacture and/or commercialization of Perifosine and Contract Products, any Third Party.  AOI may sublicense its rights under this Agreement in respect of the development of Perifosine and Contract Products, including activities related to the obtainment of Regulatory Approvals for Perifosine and Contract Products, to any Third Party only upon prior written consent of Zentaris, such consent only to be withheld for reasonable cause.  In case AOI grants sublicenses hereunder, AOI always shall secure appropriate covenants, obligations and rights from any such sublicensee so as to ensure that such sublicensee is also able to comply with AOI’s covenants and obligations hereunder to the extent that AOI shall not be performing such covenants and obligations. AOI shall inform Zentaris of any sublicenses granted hereunder, and provide to Zentaris a copy of the sublicense agreement concluded with such sublicensee. Zentaris acknowledges that all and any information provided by AOI to Zentaris under this Section 2.2 will be deemed to be Confidential Information of AOI and will be subject to the terms of Section 12 below.

2.3                                 Subject to Section 2.4 below, Zentaris will not at any time during the continuance of this Agreement grant to any person, firm, corporation or entity a license to develop, manufacture, use, sell, offer for sale or import Perifosine and/ or Contract Products in the Territory.

2.4                                 The grant of licenses by Zentaris to AOI under Section 2.1 hereof shall not preclude Zentaris itself from utilizing Zentaris’ Patent Rights and Zentaris’ Know-How and any Improvements relating thereto for the purpose of carrying out by itself or through a University, a contract research organization or a non-profit organization (provided that a material transfer agreement is in place to protect any intellectual property rights generated) any further non-commercial exploratory and development work relating to Perifosine.  If Zentaris engages a University, contract research organization or other non-profit organization to undertake such further exploratory or development work, Zentaris shall inform AOI of the nature of such engagement, including but not limited to providing brief details of the exploratory or development work to be conducted, and the name of the relevant University, contract research organization or other non-profit organization.

2.5                                 In furtherance of the rights and licenses granted by Zentaris to AOI under this Agreement, within thirty (30) days after the Effective Date of this Agreement, Zentaris shall furnish to AOI a data package that shall include all of Zentaris’ Know-How. AOI shall not use any of Zentaris’ Know-How furnished by Zentaris under this Section 2.5 for any purpose whatsoever, except as specifically authorized in this Agreement, or as otherwise specifically authorized in writing by Zentaris. In the event that AOI reasonably believes that Zentaris’ Know-How included in the data package furnished by Zentaris under this Section 2.5 is incomplete, AOI shall provide written notice thereof to Zentaris, and Zentaris shall furnish corrected copies of Zentaris’ Know-How within 30 days after receipt of AOI’s written notice hereunder.  Zentaris shall use its reasonable endeavors to answer all questions received from AOI regarding Zentaris’ Know-How as soon as reasonably possible after receipt. However, if Zentaris foresees that specific questions of AOI will invoke significant costs and expenses for Zentaris, Zentaris shall provide AOI with an estimate of such costs and expenses.  In such event, Zentaris shall only be obliged to assist AOI if AOI agrees to refund Zentaris any costs and expenses incurred in providing such assistance.

2.6                                 Zentaris shall execute all documents and give all declarations regarding the licenses granted hereunder and reasonably cooperate with AOI at the costs of AOI to the extent such documents, declarations and/or cooperation are required for the recordal or registration of the licenses granted hereunder at the various patent offices in the Territory for the benefit of AOI.

2.7                                 Other than as permitted by this Section 2 and subject to any mandatory legal provisions which may apply, AOI shall not knowingly develop, manufacture, sell, use, offer for sale or import any of the Contract Products or Perifosine for any other application or purpose whatsoever, and shall not actively promote, or solicit orders for the sale of the Contract Products outside of the Territory, without the prior written authorization of Zentaris, which Zentaris may grant or withhold in its sole discretion.

3.                                      AOI’s Obligations

3.1                                 AOI shall use its commercially reasonable best efforts to develop, and its commercially reasonable best efforts to market and sell the Contract Products in the Territory, in order to maximize the Net Sales derived from such Contract Products throughout the continuance of this Agreement, provided, however, that AOI shall terminate this Agreement in accordance with Section 15.2 if it determines that it will not be commercially reasonable for AOI to develop, market and sell the Contract Products in the Territory for a time period exceeding twelve (12) months and provided, further, that AOI shall not be obligated to develop, market and sell a Contract Product in countries in which there is generic competition to the Contract Product.  AOI shall be deemed to meet its reasonable best efforts obligation, if it adheres to the development plan, as attached hereto in Exhibit 5.1 or to an amended development plan, provided the amendment was agreed upon by the Co-ordination Committee or the CEOs of the Parties in accordance with Section 5.4. Without limiting the generality of AOI’s commercially reasonable best efforts obligation under this Section 3.1, AOI shall:

(i)                                     apply for all required Regulatory Approvals in each country in the Territory as soon as reasonably and commercially practicable following completion of all appropriate clinical trials;

(ii)                                  apply for all required Regulatory Approvals in each country in the Territory as soon as reasonably and commercially practicable following completion of all appropriate clinical trials;

(iii)                               not manufacture, produce, distribute, market or sell any other alkylphospholipid products which are directly competitive with the Contract Products in any country within the Territory, to the extent that any such activities would involve the use of any of Zentaris’ Patent Rights, Zentaris’ Know-How or any other Zentaris’ Confidential Information or would be otherwise inconsistent with any of AOI’s obligations under this Agreement.

3.2                                 Notwithstanding Section 15.3 below, in the event that AOI breaches any of its obligations under Section 3.1 hereof, and if after having received written notice of such breach from Zentaris, AOI fails to cure such breach within ninety (90) days after receipt of Zentaris’ notice thereof, Zentaris shall have the right to convert the exclusive license rights granted to AOI in the relevant country where such breach occurred into non-exclusive license rights, by furnishing written notice thereof to AOI, and shall be entitled to use all Development Data generated by AOI in the period from the Effective Date to the date of the relevant written notice for the development and commercialization of Perifosine and Contract Products in the relevant country.

3.3                                 After the First Commercial Sale in the Territory, AOI shall furnish Zentaris with quarterly reports of all of AOI’s sales of Contract Products under this Agreement. Each such quarterly report shall (i) be furnished to Zentaris together with payment of royalties in accordance with Section 4.7 within forty-five (45) days after the close of the calendar quarter to which it corresponds; and (ii) state AOI’s total sales of the Contract Products, broken down by country, during the calendar quarter, the Net Sales derived by

AOI from such sales, and the royalties payable by AOI to Zentaris with respect to such Net Sales pursuant to Section 4.4 of this Agreement. In addition, commencing on April 1 in the calendar year following the date of the First Commercial Sale in the Territory, AOI shall provide Zentaris on or before April 1 in each calendar year with a brief summary of its marketing activities performed in the Territory in the previous calendar year and its marketing plans for that calendar year.

4.                                      Payments and Royalties

4.1                                 In consideration for the rights and licenses granted by Zentaris to AOI under this Agreement, AOI shall pay to Zentaris the lump sum amount of [**** ******* ********(1)] US Dollars (US$ [*******]), payable as follows:

(i)                                     On the Effective Date, [*** ******* ***** ********]US Dollars (US$ [*******]); and

(ii)                                  Twelve months following the Effective Date, [*** ******* ***** ********]  US Dollars (US$ [*******]).

4.2                                 In addition to the lump sum payment specified in Section 4.1 hereof and as further consideration for the rights and licenses granted by Zentaris to AOI under this Agreement, AOI shall make the following milestone payments to Zentaris, up to a maximum of [******** ******* *** ******* ***** ********] US Dollars (US$ [**********]):

(i)                                     Upon the earlier to occur: (i) completion of the first Phase II study for Perifosine conducted by AOI, its Affiliates or sublicensees, whatever occurs first, and (ii) upon completion of the first Phase II study for Perifosine conducted by the NCI, which demonstrates a [******] percent ([**] %) [******** **** **** * ********** ******** ***** ****]

[*** ******* *** ******* ***** ********] US Dollars (US$ [*********])

(ii)                                  Upon completion of the first Phase III study for Perifosine conducted by AOI, its Affiliates, sublicensees or NCI, whatever occurs first

[*** *******] US Dollars (US$ [*********])

(iii)                               Within ninety (90) days of the first grant of regulatory approval for a Contract Product in any country of the Territory to AOI, its Affiliates or sublicensees, whatever occurs first

[**** *******] US Dollars (US$ [*********])

(iv)                              Within ninety (90) days of the first time the Net Sales in the Territory in any calendar year equal or exceed [*** ******* ***** *******] US Dollars (US$ [***********])

[*** *******] US Dollars (US$ [**********]).

Completion of a Phase II or Phase III study shall mean ninety (90) days following AOI’s receipt of the final statistics reports from such Phase II or Phase III study.

(1) Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

AOI shall inform Zentaris as soon as possible, however not later than within twenty-one (21) days following the occurrence of a milestone event.  Milestone payments are payable within fourteen (14) days after AOI’ s receipt of an invoice issued by Zentaris for such milestone payment, but no earlier than the date set forth in such milestone.

4.3                                 All fees payable by AOI to Zentaris under Sections 4.1 and 4.2 hereof are non-refundable upon expiration or termination of this Agreement for any reason whatsoever.  None of the fees payable by AOI to Zentaris under Sections 4.1 and 4.2 may be credited against any of AOI’s royalty obligations under Section 4.4 hereof.

4.4                                 As further consideration for the rights and licenses granted by Zentaris to AOI under this Agreement, AOI shall pay royalties to Zentaris equal to:

(i)                                     [*****(2)]  percent ([*]%) on the first [*** ******* *******] US Dollars (US$ [***********]) of Net Sales in any calendar year; and

(ii)                                  [***] percent ([**]%) on Net Sales greater than [*** ******* *******] US Dollars (US$ [***********]) and up to and including [**** ******* *******]US Dollars (US$ [***********]) in any calendar year; and

(iii)                               [******]percent ([**]%) on Net Sales above [**** ******* *******]US Dollars (US$ [***********]) in any calendar year.

4.5                                 In the event that Contract Product is sold in the form of a combination product containing one or more products or technologies which are themselves not Perifosine, the Net Sales for such combination product shall be calculated by multiplying the sales price of such combination product by the fraction A/(A+B) where A is the invoice price of Perifosine or the fair market price of Perifosine if sold to an Affiliate and B is the total invoice price of the other products or technologies or the fair market price of the other products or technologies if purchased from an Affiliate. If A and B cannot be reasonably calculated (e.g., if there is not a market for either or both of the components of the combination product), then the Co-ordination Committee will meet to agree on the relative portion of the value of the combination product that is represented by each component. If the Co-ordination Committee cannot agree within ninety (90) days of the First Commercial Sale on the relative proportion attributable to each, then the matter will be referred to a face-to-face meeting of the CEO’s of each of the Parties. If the CEO’s are unable to reach an agreement within ninety (90) days, the matter will be subject to arbitration pursuant to Section 16.5.

4.6                                 Royalty payments shall be made on a country by country and a Contract Product by Contract Product basis for the lifetime a Valid Claim of any of the Zentaris’ Patent Rights falling under Section 1.24 (a) above or for a period of ten (10) years from the date of First Commercial Sale in the respective country, whichever term is longer. In countries in which the Contract Product is not covered by a Valid Claim of Zentaris’ Patent Rights, AOI shall only pay [*****] percent ([**]%) of the applicable royalty set forth above for any Net Sales of such Contract Product, provided, however, if such Contract Product is sold in a generic form in such country by a party other than AOI, its Affiliates or sublicensees, and such generic form has a market share of more than [***********]  percent ([**]%), then AOI shall not pay any royalties on Net Sales for such Contract Product.

(2) Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

4.7                                 All payments by AOI to Zentaris under this Agreement shall be paid in US Dollars. In the event that any Net Sales received by AOI are received in any currency other than US Dollars, for purposes of calculating the royalties payable by AOI under Section 4.4 hereof, such Net Sales shall be converted into US Dollars at the prevailing open market currency conversion rate (commercial selling rate) as quoted by the Wall Street Journal fixing rate, issued by Reuters at 3 pm on the last day of the calendar quarter in which such Net Sales were received by AOI.

4.8                                 Royalties under Section 4.4 shall be paid on a calendar quarterly basis. Each quarterly royalty payment by AOI under Section 4.4 shall be paid within forty-five (45) days after the close of the calendar quarter to which it corresponds.

4.9                                 In the event that any fee payable by AOI under Section 4.1 or 4.2 is not paid to Zentaris on or before the due date therefore, as specified herein, or any quarterly royalty payment under Section 4.6 is overdue, the unpaid overdue amount shall bear interest, at a rate equal to five (5) percentage points over the prime rate as quoted by Citibank NA.

4.10                           All payments by AOI to Zentaris under this Section 4 shall be paid in full, without deduction for any sales, use, excise, withholding or other similar taxes. All payments are exclusive of value added tax, which shall if applicable, be invoiced separately. Notwithstanding the foregoing, in the event that AOI is required to withhold any taxes on any amount payable to Zentaris hereunder, under the applicable laws of any country within the Territory, AOI shall at Zentaris’ request and cost use its best efforts to obtain and furnish Zentaris with official tax receipts, or other evidence of payment of such withholding taxes, sufficient to permit Zentaris to demonstrate the payment of such withholding taxes, in order to establish Zentaris’ right to a credit for such withholding taxes against Zentaris’ German income tax liability. AOI shall provide Zentaris with all assistance reasonably requested by Zentaris in connection with any application to any competent tax authorities in any country within the Territory to qualify for the benefit of a reduced rate of withholding taxation under any applicable Double Tax Treaty.

4.11                           AOI shall maintain for a period of five (5) years complete and accurate books and records of account, in accordance with generally accepted accounting principles, of all transactions and other business activities under this Agreement, sufficient to confirm the accuracy of all reports furnished by AOI to Zentaris under Section 3.3 hereof, and all payments by AOI to Zentaris under this Section 4. Upon reasonable written notice of no less than 30 days to AOI but in no event more than once per year, Zentaris or a certified public accountant designated by Zentaris and reasonably acceptable to AOI shall have the right to audit such books and records of account of AOI and to review the terms of any sublicenses granted by AOI (provided always that in the case of review by a certified public accountant, the relevant public accountant enters into an appropriate confidentiality agreement with AOI), in order to confirm the accuracy and completeness of all such reports and all such payments. Zentaris shall bear all costs and expenses incurred in connection with any such audit; provided, however, that if any such audit reveals a variance of the greater of [***(3)]  percent ([*]%) or [*********** *********]US Dollars (US$ [******]) between the amount of payments actually due and the amount of payments made to Zentaris in any calendar quarter, then, in addition to paying the full amount of such underpayment, plus accrued interest in accordance with Section 4.9 hereof, AOI shall reimburse Zentaris for all such external costs and expenses reasonably incurred.

(3) Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

5.                                      Development Work, Co-Ordination Committee

5.1                                 A draft development plan is attached hereto as Exhibit 5.1. AOI shall be responsible for conducting all necessary research and development activities in order to obtain the necessary Regulatory Approvals for the Contract Products in the Territory and to maximize the commercial potential of the Contract Products. AOI shall be solely responsible for all costs and expenses incurred by AOI in conducting, or otherwise in connection with, such research and development, including but not limited to the costs of clinical supply for the NCI Phase II studies. As soon as possible, following the Effective Date, Zentaris shall use its best efforts to obtain from the NCI a written letter granting AOI permission to cross-reference the IND owned by the NCI.  Additionally, Zentaris shall permit AOI to access the documentation of the manufacturing process (equivalent to a Drug Master File) for Perifosine for AOI’s IND filing and for the filing of the NDA if Zentaris is AOI’s primary manufacturer.

5.2                                 The Parties shall form a Co-ordination Committee, which shall be comprised of up to four (4) professionally and technically qualified representatives, two (2) from each Party. Each Party shall provide the other Party with written notice of its representatives for the Co-ordination Committee within ten (10) days after the Effective Date of this Agreement and, thereafter, immediately upon replacement. The Co-ordination Committee shall meet twice a year and more often upon request of either Party. The meeting places shall alternate between the offices of the Parties in Frankfurt and New York, provided, that any meeting requested by a Party in addition to the biannual meetings shall be held at the place of the other Party.

5.3                                 The Parties shall form a Co-ordination Committee, which shall be comprised of up to four (4) professionally and technically qualified representatives, two (2) from each Party. Each Party shall provide the other Party with written notice of its representatives for the Co-ordination Committee within ten (10) days after the Effective Date of this Agreement and, thereafter, immediately upon replacement. The Co-ordination Committee shall meet twice a year and more often upon request of either Party. The meeting places shall alternate between the offices of the Parties in Frankfurt and New York, provided, that any meeting requested by a Party in addition to the biannual meetings shall be held at the place of the other Party.

5.4                                 All decisions of the Co-ordination Committee regarding the development plan shall be made in good faith in the best interest of this Agreement and shall be unanimous. In the event that the Co-ordination Committee is unable to agree upon an amendment of the development plan requested by AOI after good faith attempts to resolve such disagreement in a commercially reasonable fashion, then either Party may refer the disagreement to a personal face-to-face meeting between the Chief Executive Officer of Zentaris and the Chief Executive Officer of AOI which meeting shall take place within fourteen (14) days of the date of the relevant referral. If the Chief Executive Officer of Zentaris and the Chief Executive Officer of AOI cannot resolve such disagreement in a mutually acceptable manner within a further fourteen (14) days after such personal face-to-face meeting, then AOI shall have the casting vote.

5.5                                 An additional goal of the Co-ordination Committee shall be to coordinate clinical and pre-clinical studies that are being conducted by each of the Parties in the Territory, with respect to AOI, and outside of the Territory, with respect to Zentaris, to minimize duplication of efforts and studies and to maximize combined resources to obtain Development Data that is useful for each of the Parties.  Accordingly, each Party shall provide the Co-ordination Committee with written notice of all pre-clinical and clinical studies, including any known investigator initiated trials, together with the results thereof, of the use of the Contract Products and/or Perifosine in the Field, conducted by that Party during the continuance of this Agreement. Each Party shall make available to the other Party, and to the members of the Co-ordination Committee, copies of all Development Data prepared by or for that Party during the continuance of this Agreement. All Development Data furnished by one Party to the other Party under this Agreement shall be deemed Confidential Information of the Party furnishing such results, studies, scientific information, know-how or other data.

6.                                      Use of Development Data

6.1                                 Subject only to Section 6.2 below, each Party will disclose to the other Party all Development Data, which it generates or which is generated by its licensees during the period of this Agreement, and each Party shall be entitled to disclose such Development Data to its licensees. The Parties shall ensure that its licensees agree to the disclosure of their Development Data to the other Party and its licensees and keep confidential all Development Data disclosed to them pursuant to this Section 6.1 except for the use of Development Data for Regulatory Filings. Each Party and their licensees shall be entitled to use the Development Data disclosed pursuant to this Section 6.1 for the development and commercialization of Perifosine and/or Contract Product in accordance with the terms of this Agreement [**** ** *******(4)].

6.2                                 Certain Development Data, which were developed by licensees of Zentaris and specified in Exhibit 6.2 hereto, may only be used by AOI and/or its licensees for NDA submission upon written request of AOI to Zentaris and against payment of a license fee, the amount of which shall be agreed between the Parties; provided, however, that prior to or outside of an NDA submission, AOI shall be permitted to use such data for any other purpose free of charge (including, without limitation, for an IND submission).

7.                                      Improvements; Licenses granted by AOI; Assignment of the CRADA

7.1                                 In the event that, during the continuance of this Agreement, Zentaris develops any Improvements with respect to the use or manufacture of the Contract Products or Perifosine in the Field, Zentaris shall furnish AOI with timely written notice of such Improvements, and shall furnish AOI with a data package which, in Zentaris’ reasonable opinion, contains all information, know-how and other data as AOI will require in order to implement such Improvements in AOI’s Regulatory Approvals, and for manufacture, production, distribution, marketing, sale and/or use of the Contract Products. Zentaris shall, and hereby does, grant AOI an exclusive, perpetual, royalty-free license to use all Improvements and all information, know-how and other data pertaining to all Improvements furnished by Zentaris to AOI hereunder for the purpose of developing, manufacturing, selling, offering for sale and importing Perifosine and Contract Products in the Field and in the Territory, and subject to the limitations as provided for in Section 2 above, such exclusive license to become non-exclusive effective upon termination or expiry of this Agreement.

7.2                                 AOI hereby acknowledges that Zentaris is the owner of all Improvements developed by Zentaris and AOI shall acquire no rights, title or interest whatsoever in or to any such Improvements, except as specifically provided in the Agreement.

7.3                                 In the event that, during the continuance of this Agreement, AOI develops any Improvements with respect to the use or manufacture of the Contract Products or Perifosine in the Field, AOI shall furnish Zentaris with timely written notice of such Improvements, and shall furnish Zentaris with a data package which, in AOI’s reasonable opinion, contains all information, know-how and other data as Zentaris will require in order to implement such Improvements in Zentaris’ Regulatory Approvals and for manufacture, production, distribution, marketing, sale and/or use of any products whatsoever.  AOI

(4) Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

shall, and hereby does, grant Zentaris a non-exclusive, perpetual, royalty free license outside the Territory and within the Territory outside the Field to use all Improvements and all information, know-how and other data pertaining to all Improvements furnished by AOI to Zentaris hereunder, for any purpose whatsoever.

7.4                                 Zentaris hereby acknowledges that AOI is the owner of all Improvements developed by AOI and Zentaris shall acquire no rights, title or interest whatsoever in or to any such Improvements, except as specifically provided in the Agreement.

7.5                                 AOI shall be responsible for timely prosecuting any patent applications and maintaining any patents relating to Improvements developed by AOI using counsel with whom Zentaris has not reasonable objection.  Zentaris shall at AOI’s request and cost take such actions, and shall provide AOI with such assistance, as AOI shall reasonably request in order to protect, perfect, maintain and prosecute AOI’s rights, title and interests in and to all Improvements developed by AOI.  AOI shall keep Zentaris informed and shall consult with Zentaris on an ongoing basis regarding prosecution of any such patent applications and maintenance of any such patents and any actions which require to be taken in relation thereto.  AOI shall keep Zentaris informed of the filings, prosecution, and maintenance reasonably in advance of any relevant actions and deadlines and take reasonable account of all comments received from Zentaris in relation to prosecution of any such patent applications and maintenance of any such patents and any actions, which require to be taken in relation thereto. In the event that AOI elects not to continue prosecuting any patent applications or maintaining any patents relating to Improvements developed by AOI, AOI shall give to Zentaris, if possible, sixty (60) days, but in any event not less than thirty (30) days, written notice before any relevant deadline relating to or any public disclosure of such patent application or patent outside of the Territory.  Upon receipt of a notice from AOI indicating that it intends to cease prosecuting or maintaining any such patent right, Zentaris shall have the right to continue, at its own expense, prosecution or maintenance (as the case may be) of such patent right outside of the Territory, and AOI shall at the request and cost of Zentaris do all such acts and execute all such documents as may be necessary to assist Zentaris with the prosecution and maintenance of the patent rights.

7.6                                 Each Party shall be entitled to disclose all Improvements and Inventions of the other Party during the period of this Agreement to in Zentaris’ case, its licensees and in AOI’ s case, its sublicensees. During the term of this Agreement, the use of Zentaris’ Improvements by any sublicensee of AOI and the use of AOI’s Improvements by any licensee of Zentaris are [**** ** *******(5)].

7.7                                 Immediately after the execution of this Agreement, Zentaris shall execute such instruments and shall use its best efforts to obtain appropriate agreements with the NCI to effect an assignment of the CRADA with any of its rights and obligations to AOI and to permit the cross-referencing of the NCI’s IND for Perifosine. If the NCI does not approve the assignment of the CRADA, Zentaris shall put AOI commercially in the same position, as AOI would be in if the CRADA had been effectively assigned.  After an assignment of the CRADA to AOI, AOI shall be obliged to file any patents it is entitled to under the CRADA as well as to exercise any license options granted under the CRADA.  With respect to any of such patents and licenses, AOI shall, and hereby does, grant Zentaris an exclusive, perpetual, royalty-free license to use such patents outside the Field and/or outside the Territory for any purpose whatsoever provided that Zentaris shall reimburse AOI for any patent expenses incurred which are related to such patent applications outside the Field and/or outside the Territory.

(5) Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

8.                                      Supply of Perifosine

8.1                                 Until terminated by AOI in accordance with Section 8.2 but for a period of not less than twelve (12) months following the Effective Date, AOI shall purchase all  Perifosine bulk substance and/or finished dosage form (tablets) (collectively referred to as the “Clinical Supplies”), whichever is specified in the applicable purchase order described below, required for development of Perifosine and Contract Products exclusively from Zentaris and Zentaris shall sell such Clinical Supplies to AOI in order to be able to ensure conformity of development results with other licensees of Zentaris for Perifosine.  The sources from which Zentaris purchases Clinical Supplies   for resale to its licensees as of the Effective Date are listed in Exhibit 8.1A. Exhibit 8.1B hereto sets forth the specification for the Clinical Supplies (to be determined within a reasonable time after execution of the Agreement) to be delivered to AOI, and any change of such specifications shall be agreed between the Parties, acting reasonably.  During the term of supply, AOI shall at the beginning of each quarter present to Zentaris a rolling forecast specifying its estimated demand of Clinical Supplies and specifying, if applicable, between bulk substance or finished dosage form (tablets) forecasted to be purchased for the following twelve (12) months. Unless otherwise agreed, upon receipt of approved AOI purchase order for Perifosine bulk substance and in finished dosage form (tablets), Zentaris will deliver to such address as may be specified by AOI no later than three (3) months for the bulk substance and will make best efforts to deliver finished dosage form (tablets) within six (6) months. The purchase price to be paid by AOI for materials purchased from Zentaris shall be the price paid by Zentaris for production and laboratory services plus a handling and managing charge.  This charge shall be [**]% if AOI requests supply of Perifosine bulk substance, and [**]% if AOI requests finished dosage form (tablets).

8.2                                 Following the first anniversary of this Agreement, if AOI decides to purchase Clinical Supplies from a source other than Zentaris, AOI shall pay to Zentaris any reasonable quality assurance and/or quality control costs necessary to confirm conformation of the Perifosine bulk substance acquired from the second source with the specifications set forth in Exhibit 8.1B hereto.

8.3                                 The supply of Perifosine bulk substance for commercial production of Contract Products and the supply of a finished dosage form of Perifosine and Contract Product by Zentaris to AOI is subject to a separate agreement between the Parties, provided that in the event AOI determines in its sole discretion that it is prudent to arrange an alternative or secondary supplier of Perifosine bulk substance and/or finished dosage form (tablets) for commercial production, Zentaris shall transfer all Zentaris Know-How to enable AOI or a third-party manufacturer to manufacture Perifosine bulk substance and finished dosage form (tablets).

9.                                      Zentaris’ Patent Rights

9.1                                 AOI hereby acknowledges that Zentaris is the owner of all of Zentaris’ Patent Rights and AOI shall acquire no rights, title or interest whatsoever in or to any of Zentaris’ Patent Rights, except as specifically provided in the Agreement. Without limiting the generality of this Section 9.1, AOI shall not utilize any Zentaris’ Patent Rights for any purpose whatsoever, except as specifically authorized in this Agreement. AOI shall not register, or attempt to register, any of Zentaris’ Patent Rights, or otherwise assert any ownership rights with respect to any of Zentaris’ Patent Rights, in any country within the Territory.

9.2                                 During the term of this Agreement, Zentaris shall be responsible for timely prosecuting the patent applications comprised within Zentaris’ Patent Rights and for maintaining the patents comprised within Zentaris’ Patent Rights using counsel with whom AOI has no reasonable objection. AOI shall at Zentaris’ request and cost take such actions, and shall provide Zentaris with such assistance, as Zentaris shall reasonably request in order to protect, perfect, maintain and prosecute Zentaris’ rights, title and interests in and to all of Zentaris’ Patent Rights within the Territory. AOI shall bear the external costs reasonably incurred by Zentaris in relation to prosecution of the patent applications comprised within Zentaris’ Patent Rights and maintenance of the patents comprised within Zentaris’ Patents Rights, which relate exclusively to Perifosine in the Territory.

9.3                                 Zentaris shall keep AOI informed and shall consult with AOI on an ongoing basis regarding prosecution of the patent applications comprised within Zentaris’ Patent Rights and maintenance of the patents comprised within Zentaris’ Patent Rights and any actions which are required to be taken in relation thereto. Zentaris shall keep AOI informed of the filings, prosecution, and maintenance reasonably in advance of any relevant actions and deadlines and take reasonable account of all comments received from AOI in relation to prosecution of the patent applications comprised within Zentaris’ Patent Rights and maintenance of the patents comprised within Zentaris’ Patent Rights and any actions, which are required to be taken in relation thereto. AOI shall furnish Zentaris with at least thirty (30) days written notice prior to the First Commercial Sale of any of the Contract Products in any country within the Territory, in order to permit Zentaris to take such action as Zentaris, in its sole discretion, determines to be necessary or appropriate to protect and perfect Zentaris’ rights, title and interests in and to all of Zentaris’ Patent Rights in that country.

9.4                                 In the event that Zentaris, during the term of this Agreement, shall desire to sell single Zentaris’ Patent Rights Zentaris shall give to AOI first opportunity to purchase the same at a price to be mutually agreed upon, which price shall not be greater than that which such Zentaris’ Patent Right is offered for sale to any other purchaser. For the sake of clarity, such first opportunity to purchase Zentaris’ Patent Rights shall only apply to single Zentaris’ Patent Rights and shall not apply in case of acquisition of all or substantially all of Zentaris’ assets.

9.5                                 In the event that Zentaris elects not to continue prosecuting or maintaining any of  Zentaris’ Patent Rights listed in Exhibit 1.24 hereto, Zentaris shall give to AOI, if possible, sixty (60) days, but in any event not less than thirty (30) days, written notice before any relevant deadline relating to or any public disclosure of the relevant Zentaris’ Patent Rights in the Territory.  Upon receipt of a notice from Zentaris indicating that it intends to cease prosecuting or maintaining any of the Zentaris’ patent rights, AOI shall have the right to continue, at its own expense, prosecution or maintenance (as the case may be) of the relevant Zentaris’ Patent Rights in the Territory and Zentaris shall at the request and cost of AOI do all such acts and execute all such documents as may be necessary to (i) transfer title to the relevant Zentaris’ Patent Rights in the Territory to AOI and (ii) assist AOI with the prosecution and maintenance of the Zentaris’ Patent Rights until such times as AOI’s title as proprietor of Zentaris’ Patent Rights in the Territory has been registered at all of the appropriate patent offices.

9.6                                 Each Party shall furnish the other with timely written notice of any and all infringements and other unauthorized uses by any other person, firm, corporation or other entity of any of Zentaris’ Patent Rights that come to its attention during the continuance of this Agreement. Zentaris, as the owner of all of Zentaris’ Patent Rights, shall be responsible for taking all actions, in the courts, administrative agencies, or otherwise, to prevent or enjoin any and all such infringements and other unauthorized uses of Zentaris’ Patent Rights, using counsel with whom AOI has no reasonable objection, and AOI shall take no action with respect to any such infringement or unauthorized use of Zentaris’ Patent Rights, without the prior written authorization of Zentaris; provided, however, that AOI shall provide at the request and cost of Zentaris such assistance as Zentaris shall reasonably request in connection with any action to prevent or enjoin any such infringement or unauthorized use of any of Zentaris’ Patent Rights. Zentarisshall act at its own discretion and expense and any recovery obtained shall be first applied to pay Zentaris’ legal fees and the remainder shall be deemed Net Sales.Zentaris shall keep AOI informed and shall consult with AOI on an on-going basis regarding the development and progress of any such action, including, without limitation, permitting AOI’s counsel to participate in all proceedings upon cost of AOI (e.g. hearings, depositions, trials, etc.).  In no event shall Zentaris settle any action or claim that would impair or prejudice any of AOI’s rights granted herein without written consent from AOI, such consent not to be unreasonably withheld. In the event (A) Zentaris is unable or unwilling to cause such infringement to terminate or to sue the alleged infringer within (i) one hundred twenty (120) days of the date of notice of such infringement, or (ii) thirty (30) days before the time limit, if any, set forth in the appropriate laws and regulations for the filing of such actions, whichever comes first, or (B) AOI requires immediate injunctive relief for breach of its exclusive license and Zentaris, after being informed by AOI of the breach and the proposed action, is unable or unwilling to take such immediate action, AOI may, but shall not be required to take such action as AOI may deem appropriate to prevent or enjoin the alleged infringement or threatened infringement of a Zentaris’Patent Right. In such event, AOI shall act at its own discretion and expense, and Zentaris shall co-operate reasonably with AOI, at the expense of AOI, and Zentaris agrees to be named as a nominal party. In the event of such action by AOI, any recovery obtained shall be paid to AOI. If such action of AOI is successful, any recovery obtained shall be first applied to pay AOI’s reasonable legal fees and the remainder shall be deemed Net Sales. If the reasonable legal fees exceed the recovery obtained, AOI is entitled to credit such excess fees against royalties due by AOI hereunder but in no event more than [*****(6)] percent ([**]%) percent of any payment, e.g., if the expenses are $[****], recovery is $[***] and the monthly royalty is $[**], AOI may credit $[***] against $[**] for [**] months.

10.                               Joint Patent Rights to Joint Results

10.1                           All patentable inventions created, generated, conceived, made, developed, or reduced to practice jointly by AOI and Zentaris (including their Affiliates or other persons or entities on behalf of AOI and Zentaris) during the period of this Agreement shall be the joint property of AOI and Zentaris each of whom shall have a one-half pro indiviso share. AOI shall have a royalty-free exclusive license to Zentaris’ one-half interest in the Territory. Zentaris shall have a royalty-free exclusive license to AOI’s one-half interest outside the Territory. Neither party shall assign or transfer their respective shares in any such jointly owned patentable inventions or in any jointly owned patent applications or in any jointly owned patent (all together the “joint patent rights”) to any Third Party without the other Party’s prior written consent.

10.2                           The Parties will decide on a case by case basis which Party will have the responsibility for handling the filing, prosecution and maintenance of any joint patent rights. Unless agreed otherwise, AOI shall bear the costs of such filing, prosecution and maintenance of joint patent rights in the Territory and Zentaris shall bear the costs of such filing, prosecution and maintenance of joint patent rights outside the Territory. In making such a decision, the principles observed by the Parties will be the relative contributions of each Party to the joint invention, the standards and customs in the industry and expected efficiency in patenting procedures.

10.3                           Joint patent rights shall be filed in the name of both Parties and each Party shall procure that its respective inventors assign all of their rights and interests to such joint patent rights to both Parties.  Each Party shall be free to use and exploit the joint patent rights for any purpose whatsoever within their respective territories.  Neither Party shall grant licenses of the joint patent rights to any Third Party without the other Party’s prior written consent and on terms and conditions to be agreed with the other Party acting reasonably.

(6) Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

10.4                           In each case, whichever Party files, prosecutes, and maintains the joint patent rights shall keep the other Party informed of the filings, prosecution, and maintenance reasonably in advance of any relevant actions and deadlines to allow for review and consultation.  In the event that the prosecuting partyelects not to continue prosecuting or maintaining any of the joint patent rights, the prosecuting party shall give to the other Party, if possible, sixty (60) days, but in any event not less than thirty (30) days, written notice before any relevant deadline relating to or any public disclosure of the relevant joint patent rights.  Upon receipt of a notice from the prosecuting party indicating that it intends to cease prosecuting or maintaining any of the joint patent rights, the other Party shall have the right to continue, at its own expense, prosecution or maintenance (as the case may be) of the relevant patent rights and the prosecuting party shall at the request and cost of the other Party do all such acts and execute all such documents as may be necessary to assist the other Party with the prosecution and maintenance of the patent rights.

11.                               Exchange of Safety Information

11.1                           The Parties shall keep each other informed on all reports including publications of adverse events coming to either Party’s knowledge with regard to Perifosine and/or Contract Product, regardless of the origin of such reports.

11.2                           Each Party will report all serious adverse events with a reasonable suspicion of causal relationship (suspected adverse drug reactions) occurring in clinical trials under the use of the Contract Product to the other Party within five (5) days after they come to the attention of that Party. In the event of fatal or life-threatening situations, adverse events will be reported to the other Party within twenty four (24) hours after they come to the attention of that Party by facsimile or email message or by telephone.

11.3                           Each Party is responsible for submitting its own Periodic Safety Update Reports in accordance with the applicable guidelines including the “Notice to Marketing Authorization Holders: Pharmacovigilance Guidelines” and the ICH E2C Guidelines “Clinical Safety Data Management: Periodic Safety Update Reports for Marketed Drugs” and will provide a copy of each such Periodic Safety Update Report to the other Party. When data received from the other Party might contribute meaningfully to the safety analysis and influence any proposed or effected changes in the reporting marketing authorization holder’s product information, these data should be included, with source indicated and discussed in the Periodic Safety Update Reports.

12.                               Confidentiality Information

12.1                           All Confidential Information disclosed, revealed or otherwise made available by one Party (“the Disclosing Party”) to the other Party (“Receiving Party”) under, or as a result of, this Agreement is furnished to the Receiving Party solely to permit the Receiving Party to exercise its rights, and perform its obligations, under this Agreement. The Receiving Party shall not use any of the Disclosing Party Confidential Information for any other purpose, and shall not disclose, reveal or otherwise make any of the Disclosing Party Confidential Information available to any other person, firm, corporation or other entity, without the prior written authorization of the Disclosing Party.

12.2                           In furtherance of the Receiving Party’s obligations under Section 12.1 hereof, the Receiving Party shall take all appropriate steps, and shall implement all appropriate safeguards, to prevent the unauthorized use or disclosure of any of the Disclosing Party’s Confidential Information. Without limiting the generality of this Section 12.2, the Receiving Party shall disclose any of the Disclosing Party’s Confidential Information only to those of its officers, employees, sublicensees, potential sublicensees and financial investors that have a need to know the Disclosing Party’s Confidential Information, in order for the Receiving Party to exercise its rights and perform its obligations under this Agreement, and only if such officers, employees, sublicensees, potential sublicensees and financial investors have executed appropriate non-disclosure agreements containing substantially similar terms regarding confidentiality as those set out in this Agreement or are otherwise bound by obligations of confidentiality. The Receiving Party shall furnish the Disclosing Party with immediate written notice of any unauthorized use or disclosure of any of the Disclosing Party’s Confidential Information by any officer, employee or sublicensee of the Receiving Party, and shall take all actions that the Disclosing Party reasonably requests in order to prevent any further unauthorized use or disclosure of the Disclosing Party’s Confidential Information.

12.3                           The Receiving Party’s obligations under Sections 12.1 and 12.2 hereof shall not apply to the extent, but only to the extent, that any of the Disclosing Party’s Confidential Information:

(i)                                     passes into the public domain, or becomes generally available to the public through no fault of the Receiving Party;

(ii)                                  was known, verifiable through written records, to the Receiving Party prior to disclosure hereunder by the Disclosing Party;

(iii)                               was independently developed by employees or consultants of the Receiving Party without access to such Confidential Information;

(iv)                              is disclosed, revealed or otherwise made available to the Receiving Party by a third party that is under no obligation of non-disclosure and/or non-use to the Disclosing Party; or

(v)                                 is required to be disclosed under Applicable Law, or in connection with any application by the Receiving Party for any Regulatory Approvals; provided, however, that the Receiving Party shall furnish the Disclosing Party with as much prior written notice of such disclosure requirement as reasonably practicable, so as to permit the Disclosing Party, in its sole discretion, to take appropriate action, including seeking a protective order, in order to prevent the Disclosing Party’ Confidential Information from passing into the public domain or becoming generally available to the public.

12.4                           Subject to Section 15, upon expiration or termination of this Agreement for any reason whatsoever, the Receiving Party shall return to the Disclosing Party, or destroy, as the Disclosing Party shall specify in writing, all copies of all documents and other materials that contain or embody any of the Disclosing Party’s Confidential Information, except to the extent that the Receiving Party may retain one copy of such documents and materials for record-keeping purposes. Within thirty (30) days after the date of expiration or termination of this Agreement, the Receiving Party shall furnish the Disclosing Party with a certificate, duly executed by an officer of the Receiving Party, confirming that the Receiving Party has complied with it obligations under this Section 12.4.

12.5                           All of the Receiving Party’s obligations under Sections 12.1 and 12.2 hereof, with respect to the protection of the Disclosing Party’s Confidential Information, shall survive the expiration or termination of this Agreement for any reason whatsoever.

13.                               Warranties and Liabilities

13.1                           Zentaris warrants and represents that:

(i)                                     it owns the entire right, title and interest in Zentaris’ Patent Rights and, to Zentaris’ best knowledge, there are no charges, encumbrances, licenses, options, restrictions, liens, rights of others, disputes, royalty obligations, proceedings or claims relating to, affecting, or limiting its rights or the rights of AOI under this Agreement. To Zentaris’ best knowledge, there is no claim, pending or threatened, of infringement, interference or invalidity regarding any part or all of Zentaris’ Patent Rights and their use as contemplated in this Agreement;

(ii)                                  it has the right to enter into this Agreement and to grant the licenses contained herein;

(iii)                               there is nothing in any Third Party agreement Zentaris has entered into as of the Effective Date which, in any way, will limit Zentaris’ ability to perform all of the obligations undertaken by Zentaris hereunder, and that it will not enter into any agreement after the Effective Date which will limit Zentaris’ ability to perform all of the obligations undertaken by Zentaris hereunder;

(iv)                              it has no present knowledge from which it can be inferred that Zentaris’ Patents are invalid or that their exercise would infringe patent rights of Third Parties;

(v)                                 to Zentaris’ best knowledge, it has delivered to AOI all Relevant Information related to the Contract Products and Perifosine; and

(vi)                              to Zentaris’ best knowledge, neither this Agreement nor any document or piece of Relevant Information furnished to AOI by or on behalf of Zentaris relating to the Contract Product, Perifosine, or Zentaris’ Patent Rights contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading.

13.2                           Zentaris makes no representation or warranty and specifically disclaims any guarantee that the development of Perifosine and/or Contract Product will be successful, in whole or in part, or that Zentaris’ Patent Rights and Zentaris’ Know-How will be suitable for commercialization. Zentaris expressly disclaims any warranties or conditions, express, implied, statutory or otherwise with respect to Zentaris’ Patent Rights and Zentaris’ Know-How, including without limitation, any warranty or merchantability of fitness for a particular purpose.

13.3                           Under no circumstances will either Party be liable to the other for any indirect or consequential damages or loss of profits, whether based on contract or tort, or arising under applicable law or otherwise. Zentaris’ total liability under this Agreement shall in no event exceed an amount equal to the total fees paid or payable by AOI under Section 4 hereof.

13.4                           Other than Miltefosine, Zentaris is not currently developing an alklyphospholipid and will notify AOI if in the future it does commence developing or acquire an alkylphospholipid and will keep AOI aware of the development status of such product on a continuing basis.  In the event that Zentaris, during the term of this Agreement, shall desire to license such product (other than Miltefosine) within the Territory, Zentaris shall, by way of written notice, give to AOI first opportunity to license the same at a royalty to be mutually agreed upon, which royalty shall not be greater than that which Zentaris’ has offered to any other licensee. In order to exercise such first opportunity, AOI shall inform Zentaris in writing within four (4) weeks following AOI’s receipt of Zentaris’ written notice of whether it is interested in licensing the product at the terms proposed by Zentaris and the Parties shall enter into a binding licensing agreement regarding such product within eight (8) weeks following AOI’s receipt of the written notice by Zentaris.

14.                               Indemnifications and Insurance

14.1                           Zentaris shall defend, indemnify and hold AOI harmless against any Third Party claims, suits, actions, proceedings, losses, liabilities, damages, costs and expenses (collectively “Claims and Liabilities”) arising from, related to, or attributable to:

(i)                                     an allegation that AOI’s use of Zentaris’ Patent Rights and/or Zentaris’ Know-How in accordance with the terms and conditions of this Agreement infringes any United States, Canadian or Mexican patent, copyright, trademark, data exclusivity right or trade secret right of any other person, firm, corporation or other entity;

(ii)                                  any breach of any of Zentaris’ representations, warranties or covenants set forth in this Agreement; and

(iii)                               any other negligent, willful or intentionally wrongful act, error or omission on the part of Zentaris, or any officer, director, employee, agent or representative of Zentaris.

Zentaris’ indemnification obligation under this Section 14.1 shall be subject to each of the following conditions: (i) AOI shall furnish Zentaris with written notice of any such Claims and Liabilities within thirty (30) days of the date on which AOI receives notice thereof; (ii) subject to Zentaris confirming in writing that the indemnity will apply to the relevant Claims and Liabilities, Zentaris shall be solely responsible for the investigation, defense, settlement and discharge of such Claims and Liabilities; and (iii) AOI shall at Zentaris’ cost furnish Zentaris with all assistance reasonably requested by Zentaris in connection with the investigation, defense, settlement and discharge of such Claims and Liabilities. AOI’s failure to comply with its obligations pursuant to this Section 14.1 shall not constitute a breach of this Agreement or relieve Zentaris of its indemnification obligations pursuant to this Section 14.1, except to the extent, if any, that Zentaris’ defense of the effective claim, action or proceeding actually was materially impaired thereby.

14.2                           In the event that it is determined by any court of competent jurisdiction that AOI’s use of Zentaris’ Patent Rights and/or Zentaris’ Know-How in accordance with the terms and conditions of this Agreement infringes, or Zentaris reasonably determines that AOI’s use of Zentaris’ Patent Rights and/or Zentaris’ Know-How is likely to infringe, any United States, Canadian or Mexican patent, copyright, trademark, data exclusivity right or trade secret right of any other person, firm, corporation or other entity, Zentaris shall in consultation with AOI use commercially reasonable efforts to: (i) procure at Zentaris’expense a license from such other person, firm, corporation or other entity authorizing AOI to continue to utilize Zentaris’Patent Rights; or (ii) modify Zentaris’Patent Rights and/or Zentaris’Know-How, so as to render it non-infringing.  In the event that neither of the foregoing alternatives is reasonably available or commercially feasible, AOI may at its option either cease using Zentaris’Patent Rights and/or Zentaris’Know-How for so long as and to the extent that Zentaris’Patent Rights and/or Zentaris’Know-How are infringing the relevant third party rights or terminate the rights and licenses granted to AOI solely with respect to that country or those countries in which the infringement of third party rights has occurred or is likely to occur.

14.3                           Zentaris’ obligations under Sections 14.1 and 14.2 hereof shall not apply to any allegations of infringement of the intellectual property rights of another person, firm, corporation or other entity that would not have arisen but for: (i) AOI’s use of Zentaris Patent Rights and/or Zentaris’ Know-How in violation of the terms and conditions of this Agreement; (ii) any modification, adaptation or application of Zentaris’ Know-How made by AOI without the prior authorization of Zentaris; or (iii) any combination of the Contract Products with any other products, compounds or materials but only if the allegation of infringement does not relate to Perifosine.

14.4                           AOI shall defend, indemnify and hold Zentaris harmless against any and all Claims and Liabilities in the Territory arising from, related to, or attributable to:

(i)                                     any claim, including any product liability claim, by any third party with respect to any of the Contract Products regardless of whether such claim is based on contract, breach of warranty, any form of tort, strict liability, or otherwise;

(ii)                                  any allegation that any of the Contract Products fail to conform to the requirements of any Applicable Laws and/or any applicable Regulatory Approvals, including, but not limited to, the failure by AOI to obtain any required Regulatory Approvals for the Contract Products;

(iii)                               any breach of any of AOI’s representations, warranties or covenants set forth in this Agreement; or

(iv)                              any other negligent, willful or intentionally wrongful act, error or omission on the part of AOI, or any officer, director, employee, agent or representative of AOI.

14.5                           AOI’s indemnification obligation under Section 14.4 hereof shall be subject to each of the following conditions: (i) Zentaris shall provide AOI with written notice of any such Claim or Liability within thirty (30) days after Zentaris receives notice of such Claim or Liability; (ii) subject to AOI confirming in writing that the indemnity will apply to the relevant Claim or Liability, AOI shall be solely responsible for the investigation, defense, settlement and discharge of such Claim or Liability; and (iii) Zentaris shall at AOI’s cost furnish AOI with all assistance reasonably requested by AOI in connection with the investigation, defense, settlement and discharge of such Claim or Liability. Zentaris’ failure to comply with its obligations pursuant to this Section 14.5 shall not constitute a breach of this Agreement or relieve AOI of its indemnification obligations pursuant to this Section 14.5, except to the extent, if any, that AOI’s defense of the effective claim, action or proceeding actually was materially impaired thereby.

14.6                           AOI shall, at its sole cost and expense, obtain no later than the date of First Commercial Sale of the Contract Products in any country within the Territory, and shall maintain in full force and effect during the continuance of this Agreement and thereafter in accordance with Section 14.8 hereof, commercial general liability insurance, which shall provide both (i) product liability coverage, and (ii) contractual liability coverage which complies with any applicable law in the countries of the Territory and with coverage amounting to not less than Five Million US Dollars (US$5,000,000) per incident and Ten Million US Dollars (US$10,000,000) annual aggregate. AOI hereby specifically acknowledges and agrees that the insurance coverage limits set forth in this Section 14.6 shall not be construed to create any limit on AOI’s liability hereunder and/or indemnification obligation under Section 14.4 hereof.

14.7                           AOI shall if possible and if any additional expense is involved, subject to reaching agreement with Zentaris’as to which party shall bear the costs thereof cause Zentaris and Zentaris’ licensors to be named as additional insured under AOI’s commercial general liability insurance policies under Section 14.6 hereof. Each such commercial general liability insurance policy obtained and maintained by AOI under

Section 14.6 shall provide for at least thirty (30) days written notice to Zentaris and Zentaris’ licensors prior to cancellation, non-renewal or material change in such insurance policy. In the event of cancellation or non-renewal of any such commercial general liability insurance policy, AOI shall, at its sole cost and expense, obtain replacement insurance coverage, in accordance with the requirements of Section 14.6 hereof, prior to the effective date of such cancellation or non-renewal.

14.8                           AOI’s indemnification obligation under Sections 14.4 and 14.5 hereof, Zentaris’indemnification obligations under Sections 14.1 and 14.2 hereof, and AOI’s obligation to maintain commercial general liability insurance under Section 14.6 hereof, shall survive the expiration or termination of this Agreement for any reason whatsoever for a period of fifteen (15) years after the date of expiration or termination hereof.

15.                               Term and Termination

15.1                           This Agreement shall enter into effect on the Effective Date hereof, and shall remain in full force and effect for a period of ten (10) years from the First Commercial Sale of the Contract Products in any country within the Territory or as long as any Contract Product is covered by a Valid Claim of any one of the Zentaris’ Patent Rights falling under Section 1.24 (a) above in the Territory, whichever term is longer.

15.2                           AOI may, at its option, terminate this Agreement with respect to a country in the Territory or as to the entire Agreementat any time and with immediate effect by giving written notice to Zentaris. In case of termination of this Agreement by AOI prior to the payment under Section 4.1 (ii), AOI shall pay to Zentaris an exit fee of [*** ******* ***** ********(7)]  US Dollars (US$ [*******]). Upon termination, AOI shall promptly:

(i)                                     cease developing, having developed, using, having used, commercializing, having commercialized, manufacturing, having manufacture making, having made, marketing, distributing and selling Perifosine and the Contract Products; and

(ii)                                  make payment of any accrued amounts owing under Section 4 of this Agreement.  For the sake of clarity, amounts will be deemed accrued only on or after the date a milestone payment is due to be paid or in the case of royalties on the date a sale is recorded.  However, the payment obligations set forth under Section 4.1 remain unaffected by any termination by AOI.

15.3                           In the event that either party to this Agreement (the “breaching party”) commits a material breach or default of any of its obligations hereunder - such material breach to include but not be limited to a breach of the obligations under Section 3.1 above and the failure to comply with the time frames (as may be revised from time to time by written mutual agreement) set forth in the development plan as set forth under Section 5 above - the other party hereto (the “non-breaching party”) may give the breaching party written notice of such material breach or default, and shall request that such material breach or default be cured as soon as reasonably practicable. In the event that the breaching party fails to cure such breach or default within ninety (90) days after the date of the non-breaching party’s notice thereof, the non-breaching party may terminate this Agreement by giving written notice of termination to the breaching party. Termination of this Agreement in accordance with this Section 15.3 shall not affect or impair the non-breaching party’s right to pursue any legal remedy, including, but not limited to, the right

(7) Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.

to recover damages, for any harm suffered or incurred by the non-breaching party as a result of such breach or default.

15.4                           In addition to the termination rights provided for in Sections 15.2 and 15.3 hereof, each Party shall have the right to terminate this Agreement, immediately by giving written notice of termination to the other Party, if the other Party files a voluntary petition, or if an involuntary petition is granted and appeal proceedings are not commenced within a period of seven (7) days from the date of such petition under the bankruptcy provisions of Applicable Law in respect of the other Party, or the other Party is declared insolvent by a judicial body, undergoes voluntary or involuntary dissolution, or makes an assignment for the benefit of its creditors or suffers the appointment of a receiver or trustee over all, or substantially all, of its assets or properties.

15.5                           Except as set out in Section 15.10 hereof, immediately upon the expiration or termination of this Agreement for any reason whatsoever, AOI shall cease all manufacture, production, distribution, marketing and sale of the Contract Products under the licenses granted hereunder; provided, however, that, if this Agreement is terminated for any reason other than a breach or default hereunder by AOI, AOI shall have the right to distribute and sell its existing inventory of the Contract Products for a period of not more than one hundred and twenty (120) days following the date of expiration or termination hereof, subject to AOI’s continuing obligation to pay royalties with respect to the Net Sales derived from the distribution and sale of such existing inventory of the Contract Products, in accordance with the requirements of Section 4.6 hereof.

15.6                           Termination or expiration of this Agreement for any reason whatsoever shall not affect Sections 1, 4 (in relation only to outstanding payments as at termination or expiry and in relation to payments under Sections 15.5, 15.9 and 15.10), 12, 13, 14, 15 and 16, which shall continue in full force and effect.

15.7                           Regardless of any termination of this Agreement, Section 7.2 and 7.3 shall survive.

15.8                           In the event of termination of this Agreement by Zentaris pursuant to Sections 15.3 or 15.4 or in the event of termination of this Agreement by AOI pursuant to Section 15.2, Zentaris shall have the right to use all the Development Data in the Field and in the Territory and to demand from AOI the transfer of Regulatory Approvals for the territory concerned to Zentaris or a person or company named by Zentaris as well as the re-assignment of the CRADA within a period of one (1) month after the termination date. If, in this case Regulatory Approvals have not been obtained by AOI, Zentaris may claim from AOI that AOI transfers to Zentaris the status of an applicant for the Regulatory Approvals and notifies the competent regulatory authority thereof and supplies Zentaris with all documents already prepared by AOI for the filing of applications for Regulatory Approvals.

15.9                           In the event of termination of this Agreement by AOI pursuant to Section 15.3 or Section 15.4 then (i) the license rights contained in Section 2.1 shall continue in full force and effect (ii) AOI’s obligations under Sections 3, 4.2, 5, 6, 7, and 8 hereof shall terminate and (iii) from the date of such termination AOI shall still be obligated under Section 4.4 but the royalty rates set out in Section 4.4 will be reduced by fifty percent (50%).

15.10                     In the event of a refusal by the competent government agencies of any country within the Territory to issue any required Regulatory Approvals to AOI for the manufacture, production, distribution, marketing, sale and/or use of the Contract Products within that country, the Parties shall meet to reassess the development plan and set forth appropriate time periods to meet additional clinical studies or other requirements set by the government agency to be necessary for Regulatory Approval. If the refusal by the government agencies is subject to a permanent denial (without the right to appeal or produce additional data to support approval), Zentaris shall have the right to remove that country from the Territory by furnishing written notice thereof to AOI, at any time after Zentaris’ receipt of AOI’s written notice under this Section 15.10 of the occurrence of such refusal.

16.                               General Provisions

16.1                           Assignment

Subject to the other terms of this Agreement, neither Party shall have the right or the power to assign any of its rights, or delegate the performance of any of its obligations under this Agreement, without the prior written authorization of the other Party, such written authorization not to be unreasonably withheld or delayed; provided, however, that the prior written authorization of the other Party shall not be required for a Party to assign any of its rights, or delegate the performance of any of its obligations hereunder to an Affiliate or an acquirer of all or substantially all of the assets of the company.  Any permitted assignment or delegation hereunder by either Party, whether to an Affiliate or an acquirer pursuant to this Section 16.1 or pursuant to the prior written authorization of the other Party, shall not relieve such Party of any of its obligations under this Agreement, including, but not limited to, the Party’s obligation to make royalty payments with respect to any and all Net Sales derived by any of the Party’s assignees or sublicensee from the distribution, marketing and sale of any of the Contract Products.

16.2                           Force Majeure

Neither party shall be liable for any failure to perform, or any delay in the performance of, any of its obligations under this Agreement to the extent, but only to the extent, that such party’s performance is prevented by the occurrence of an event of force majeure. For purposes of this Section 16.2, an event of force majeure shall mean and include, war, civil war, insurrection, rebellion, civil unrest, fire, flood, earthquake, adverse weather conditions, strike, lockout, labor unrest, unavailability of supplies, materials or transportation, acts of the public enemy, acts of terrorism, acts of government authorities (including, but not limited to, the refusal of the competent government agencies to issue required Regulatory Approvals), and, in general, any other cause or condition beyond the reasonable control of the party whose performance is affected thereby. In the event that a party’s performance is affected by the occurrence of any event of force majeure, that party shall furnish immediate written notice thereof to the other party hereto.

16.3                           Notices

All notices, reports and other communications between the parties under this Agreement shall be sent by registered airmail, postage prepaid and return receipt requested, by international air courier, or by facsimile, with a confirmation copy sent by registered airmail or international air courier, addressed as follows:

To:       Zentaris                                              Zentaris AG

D-60314 Frankfurt/Main
Germany
Attention: Professor Engel
Facsimile: 004969426023444

To:       AOI                                                    AOI Pharma

750 Lexington Ave.  26th Floor
New York, NY 10022
USA
Attention: Michael S. Weiss
Facsimile: 212-531-5961

All notices, reports and other communications given in accordance with this Section 16.3 shall be deemed received: (i) if sent by registered air mail, five (5) days after the date of mailing; (ii) if sent by international air courier, two (2) days after the date of dispatch; and (iii) if sent by facsimile, twenty-four (24) hours after the time of transmission.

16.4                           Governing Law

This Agreement shall be governed by, and interpreted in accordance with the laws of Switzerland, without reference to conflicts of laws principles. The United Nations Conventions on Contracts for the International Sale of Goods shall not be applicable to this Agreement. The validity of the intellectual property rights shall be subject to an evaluation under the law of the country in which the intellectual property rights were applied for or have been issued.

16.5                           Dispute Resolution

Any dispute relating to the validity, performance, construction or interpretation of this Agreement, which cannot be resolved amicably between the parties, shall be submitted to binding arbitration, to be held in Geneva, Switzerland, in accordance with the WIPO arbitration rules. The decision of the arbitrators in any arbitration proceeding between the parties under this Section 16.5 shall be: (i) in writing, stating the reasons therefore; (ii) based solely on the terms and conditions of this Agreement, as interpreted in accordance with the laws of Switzerland; (iii) final and binding upon the parties hereto; and (iv) enforceable in any court of competent jurisdiction. Notwithstanding the provisions of this Section 16.5, each Party shall have the right to seek preliminary and permanent injunctive relief in any court of competent jurisdiction, in accordance with Applicable Law, in order to prevent or enjoin any misappropriation, misuse, unauthorized disclosure or infringement of any of Zentaris’ Patent Rights and/or the Confidential Information of either Party.

16.6                           Severability

If any provision of this Agreement is determined by any court or administrative tribunal of competent jurisdiction to be invalid or unenforceable under Applicable Law, the parties shall negotiate in good faith a replacement provision that is commercially equivalent, to the maximum extent permitted by Applicable Law, to such invalid or unenforceable provision. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement.

16.7                           Entire Agreement and Amendments

This Agreement, together with all Exhibits attached hereto, constitutes the entire agreement between the parties, and supersedes all prior agreements, understandings and communications between the parties, with respect to the subject matter hereof. No modification or amendment of this Agreement shall be binding upon the parties unless in writing and executed by the duly authorized representative of each of the parties; this shall also apply to any change of this clause.

16.8                           Waivers

The failure by either party hereto to assert any of its rights hereunder, including, but not limited to, the right to terminate this Agreement due to a breach or default by the other party hereto, shall not be deemed to constitute a waiver by that party of its right thereafter to enforce each and every provision of this Agreement in accordance with its terms.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed this  18th day of September, 2002, by their duly authorized representatives.

Zentaris		AOI

By:	/s/ Juergen Engel	By:	/s/ Michael S. Weiss
Name:	Juergen Engel	Name:	Michael S. Weiss
Title:	Chief Executive Officer	Title:	Chairman

Zentaris

By:	/s/ Authorized Signatory
Name:	Karsten Tiemann
Title:	CFO